5/20

Follow-Up Materials

08002756

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IADB

COMPANY NAME: Inter American Development Bank

COMPANY ADDRESS:

PROCESSED
MAY 28 2008
THOMSON REUTERS

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00001 FISCAL YEAR: ________

(03/94)

RECEIVED

2008 MAY 20 P 1:13

OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 83-1
Regulation IA
Rule 2 (a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PERIODIC REPORT

Pursuant to Regulation IA, Rule 2(a), adopted pursuant to Section 11(a) of the Inter-American Development Bank Act.

For the fiscal quarter ended March 31, 2008
INTER-AMERICAN DEVELOPMENT BANK (the "Bank")
Washington, D.C. 20577

(1) Information as to any purchases or sales by the Bank of its primary obligations during such quarter.

Attached hereto as Annex A is a table which lists sales and purchases by the Bank of its primary obligations, all of which were of the Bank's ordinary capital.

(2) Copies of the Bank's regular quarterly financial statements.

Attached hereto as Annex B are the financial statements, as of March 31, 2008, of the Bank's ordinary capital.

(3) Copies of any material modifications or amendments during such quarter of any exhibit (other than (i) constituent documents defining the rights of holders of securities of other issuers guaranteed by the Bank, and (ii) loans and guaranty agreements to which the Bank is a party) previously filed with the Commission under any statute.

Not applicable: there have been no modifications or amendments of any exhibits previously filed with the Commission.

Annex A

Sales by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Borrowing Amount	Coupon (%)	Issue Price (%)	Issue Date	Maturity Date
NZD	100,000,000	7.50	99.515201	15-Jan-08	15-Apr-2015
USD	500,000,000	3.125	99.944	18-Jan-08	18-Jan-2010
NZD	415,000,000	7.41	99.98	29-Jan-08	29-Jan-2010
AUD	215,000,000	6.39	99.98	29-Jan-08	27-Jan-2011
USD	17,000,000	2.64	99.99	29-Jan-08	27-Jan-2012
NZD	200,000,000	7.50	100.368593	31-Jan-08	15-Apr-2015
AUD	125,000,000	5.75	96.506	31-Jan-08	22-Dec-2010
ISK	17,000,000,000	11.50	100.828	5-Feb-08	5-Feb-2009
ISK	1,760,000,000	9.86	100.00	14-Feb-08	16-Feb-2010
TRY	46,000,000	2.00	71.50	27-Feb-08	3-Mar-2011
NZD	15,000,000	1.00	76.29	28-Feb-08	28-Feb-2013
AUD	200,000,000	5.75	94.742	29-Feb-08	15-June-2011
USD	1,500,000,000	3.50	99.999	5-Mar-08	15-Mar-2013
JPY	300,000,000	3.00	100.00	6-Mar-08	6-Mar-2023
GBP	32,000,000	Floating Rate	100.00	7-Mar-08	20-Dec-2017
USD	280,000,000	Callable Zero Coupon	15.90563316	12-Mar-08	12-Mar-2038
USD	100,000,000	1.84	100.00	17-Mar-08	18-Mar-2009
ZAR	21,000,000	9.80	100.00	26-Mar-08	26-Mar-2010
ZAR	190,000,000	9.75	99.97	27-Mar-08	18-Mar-2010
AUD	45,000,000	6.75	99.98	27-Mar-08	28-Mar-2011

Purchases by the Inter-American Development Bank of its Ordinary Capital Primary Obligations

Borrowing Currency	Original Borrowing Amount	Coupon (%)	Original Issue Date	Maturity Date	Re-Purchase Amount	Re-Purchase Settlement Date
INR	1,500,000,000	8.25%	15-May-2007	15-May-2017	723,000,000	4-Feb-2008
INR	1,500,000,000	8.25%	15-May-2007	15-May-2017	408,000,000	3-Mar-2008

Annex B

Inter-American Development Bank

Ordinary Capital

Management's Discussion and Analysis
and
Condensed Quarterly Financial Statements
March 31, 2008
(Unaudited)

TABLE OF CONTENTS

MANAGEMENT'S DISCUSSION AND ANALYSIS

CONDENSED QUARTERLY FINANCIAL STATEMENTS (UNAUDITED)

MANAGEMENT'S DISCUSSION AND ANALYSIS
March 31, 2008

INTRODUCTION
The resources of the Inter-American Development Bank (the Bank) consist of the Ordinary Capital, the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. All financial information provided in this Management's Discussion and Analysis refers to the Bank's Ordinary Capital.

This document should be read in conjunction with the Bank's Information Statement dated March 28, 2008, which includes the Ordinary Capital financial statements for the year ended December 31, 2007. The Bank undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING
The financial statements of the Ordinary Capital are prepared in accordance with generally accepted accounting principles (GAAP). The preparation of such financial statements requires management to make estimates and assumptions that affect the reported results. Management believes that some of the more significant accounting policies it uses to present the Ordinary Capital financial results in accordance with GAAP, for example the fair value of financial instruments, the determination of the loan loss allowance, and the determination of the projected benefit obligations, costs and funded status associated with the pension and postretirement benefit plans, involve a relatively high degree of judgment and complexity and relate to matters that are inherently uncertain.

Effective January 1, 2008, Management approved the election of the fair value option provided by Statement of Financial Accounting Standards (SFAS) No. 159 "The Fair Value Option for Financial Assets and Financial Liabilities" for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from previously accounting for its borrowings at amortized cost and, as required by SFAS 133[1], marking to market its borrowing swaps, with changes in fair value recognized in income. The remaining reported income volatility resulting from changes in fair value of non-trading swaps, now mitigated by the changes in fair value of the elected borrowings, is still not fully representative of the underlying economics of the borrowing transactions as the Bank generally holds its bonds and related swaps to maturity. Accordingly, the Bank continues to define Income before Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value[2] (previously Effects of SFAS 133 and currency transaction adjustments) as "Operating Income", which is more representative of the results of the Bank's operations.

Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value are reported separately in the Condensed Statement of Income (Loss) and Retained Earnings, and are excluded from the determination of ratios and other financial parameters.

FINANCIAL OVERVIEW
During the first three months of 2008, the Bank approved 21 loans totaling $2.3 billion as compared to 11 loans that totaled $2.0 billion during the same period in 2007. The Bank issued bonds for a total face amount of $3.8 billion equivalent (2007 - $1.6 billion) that generated proceeds of $3.6 billion equivalent (2007 - $1.4 billion) and had an average life of 3.9 years (2007 – 12.3 years).

Operating Loss during the first three months of 2008 was $222 million, compared to an Operating Income of $159 million for the same period last year. The decrease was mainly due to a reduction in net interest income of $389 million caused by the unrealized losses on the Bank's trading investment portfolio resulting from the continuing financial markets crisis, as discussed under Other Developments during the Quarter.

Net unrealized losses on non-trading derivatives and borrowings measured at fair value for the first three months of 2008 (the first quarter the Bank availed itself of the fair value option under SFAS 159) amounted to $20 million. These net unrealized losses include, among others, changes in fair value of lending swaps and fixed-to-fixed borrowing swaps, which underlying loans and borrowings were not elected to be measured at fair value. The fair value election of borrowings that are part of a fixed-to-fixed swap relationship would have created greater income volatility. In general, the changes in fair value of the Bank's non-trading derivatives due to changes in interest rates were greater than in previous periods ($665 million) due to a significant decrease in long-term interest rates. However, the changes in fair value of borrowings elected under the fair value option provided by SFAS 159 due to changes in interest rates ($692 million) more than offset the non-trading derivatives changes during the first three months of 2008, significantly reducing the income volatility that otherwise would have resulted if SFAS 159 would

[1] Refers to SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", along with its related amendments.

[2] References to captions in the attached condensed quarterly financial statements and related notes are identified by the name of the caption beginning with a capital letter every time they appear in this Management's Discussion and Analysis.

have not been implemented. Also, during the three-month period ended March 31, 2008, there was a positive net currency translation adjustment of $404 million on the Bank's net assets, mostly due to the appreciation of the Japanese yen, Euro, and Swiss franc currencies against the United States dollar, compared to $43 million for the same period in 2007.

Box 1 presents comparative selected financial data for the Bank's Ordinary Capital.

Box 1: Selected Financial Data

(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2008	Three months ended March 31, 2007	Year ended December 31, 2007
Lending Summary			
Loans approved	$ 2,332	$ 2,003	$ 7,677
Undisbursed portion of approved loans	17,700	17,402	16,428
Gross disbursements	985	617	6,725
Net disbursements	(524)	(1,231)	1,460
Income Statement Data			
Operating Income (Loss)	$ (222)	$ 159	$ 283
Net unrealized losses on non-trading derivatives and borrowings measured at fair value [1]	(20)	(76)	(149)
Net income (loss)	(242)	83	134
Returns and Costs, after swaps			
Return on average loans outstanding	5.18%	5.40%	5.35%
Return on average liquid investments	(4.88)%	5.00%	2.93%
Average cost of borrowings outstanding during the period	4.47%	4.98%	4.92%
	March 31, 2008	**March 31, 2007**	**December 31, 2007**
Balance Sheet Data			
Cash and investments-net [2], after swaps	$ 17,043	$ 16,405	$ 16,301
Loans outstanding	48,302	44,758	47,954
Borrowings outstanding [3], after swaps	45,677	42,634	45,036
Total equity	20,607	19,935	20,353
Total-Equity-to-Loans Ratio	39.9%	42.3%	40.2%

[1] Effective January 1, 2008, the Bank elected to account at fair value a substantial amount of its borrowings, as allowed by SFAS 159, with changes in fair value recognized in income. Following the provisions of SFAS 159, previous periods have not been restated.
[2] Net of Receivable/Payable for investment securities sold/purchased.
[3] Net of premium/discount.

CAPITAL ADEQUACY

The capital adequacy framework of the Bank consists of a credit risk model, a policy on capital adequacy and an associated loan pricing methodology. The framework allows the Bank to manage the risk inherent in its loan portfolio due to the credit quality of its borrowers and the concentration of its loans, while also offering its borrowers low and stable loan charges.

The capital adequacy policy tracks the sufficiency of economic capital, measured by the Total-Equity-to-Loans Ratio or TELR.[3] According to the Bank's capital adequacy policy, as long as Operating Income is positive and the TELR is increasing between 32% and 38%, the Bank will apply standard loan charges equal to a lending spread of 0.30%, a credit commission of 0.25%, and no supervision and inspection fee. In the event that the actual TELR exceeds the upper limit of the band, as is the case now (see Table 1), the Board may approve loan charges that are different from the standard ones.

[3] The TELR is the ratio of the sum of "Equity" (defined as Paid-in capital stock, Retained earnings and the allowances for loan and guarantee losses, minus borrowing countries' local cash balances, net receivable from members (but not payable to members), Postretirement benefit assets and cumulative Net unrealized gains and losses on non-trading derivates and borrowings measured at fair value (previously Effects of SFAS 133 and currency transaction adjustments) to outstanding loans and net guarantee exposure.

The level of loan charges for the first semester of 2008 is currently under consideration by the Bank. Accordingly, loan income for the first quarter of 2008 has been calculated using the loan charges approved for the second semester of 2007 (i.e., 0.15% lending spread, 0.10% credit commission and no supervision and inspection fee). The Bank is still considering options for the use of equity above a 38% TELR.

The income generated from the portion of loans funded with equity, combined with the income from loan charges, is expected to be sufficient to cover the Bank's expenses and allow it to continue building its retained earnings.

Table 1 presents the TELR calculation. During the first quarter, the TELR decreased from 40.2% at the end of last year to 39.9%. The decrease was mainly due to an increase of $348 million in loans outstanding. Operating losses of $222 million, and the one-time write-off of deferred borrowing issue costs of $163 million against beginning retained earnings, as part of the implementation of SFAS 159, were compensated by positive translation adjustments of $404 million.

Table 1: TOTAL-EQUITY-TO-LOANS RATIO
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2008	Three months ended March 31, 2007	December 31, 2007
Equity used in TELR	$ 19,519	$ 19,070	$ 19,491
Loans outstanding and net guarantee exposure	$ 48,898	$ 45,080	$ 48,529
TELR	39.9%	42.3%	40.2%

CONDENSED BALANCE SHEETS

Loan Portfolio: The Bank offers loans and guarantees to its borrowing member countries to help meet their development needs. In addition, under certain conditions and subject to certain limits, up to 10% of outstanding loans and guarantees, not including emergency lending, may be made without a sovereign guarantee (i) in all economic sectors, and (ii) directly to private sector or sub-national entities carrying out projects in borrowing member countries (Non-sovereign guaranteed operations).

The loan portfolio is the Bank's principal earning asset of which, at March 31, 2008, over 97% was sovereign-guaranteed. At March 31, 2008, the total volume of outstanding loans was $48.3 billion, $0.3 billion higher than the $48.0 billion at December 31, 2007. The increase in the loan portfolio was mostly due to positive currency translation adjustments of $0.9 billion, that were partially offset by a higher level of loan collections ($1.5 billion, including collections of emergency loans of $0.4 billion) than disbursements ($1.0 billion).

Investment Portfolio: The Bank's investment portfolio is comprised of highly-rated debt securities and bank deposits. Its volume is maintained at a level sufficient to ensure that adequate resources are available to meet future cash flow needs. Net investment levels, after swaps, increased $0.7 billion during the first three months of 2008, mainly due to a higher level of loan collections than disbursements of $0.5 billion, and positive currency translation adjustments of $0.6 billion, that were partially offset by losses on the trading investments portfolio of $0.4 billion.

Borrowing Portfolio: The portfolio of borrowings is mostly comprised of medium- and long-term debt raised directly in capital markets. Borrowings outstanding, after swaps, increased $0.6 billion compared with December 31, 2007, primarily due to currency translation adjustments of $0.9 billion, that was partially offset by a one-time decrease of $256 million in the carrying value of the borrowings elected for measurement at fair value, as part of the transition adjustment under SFAS 159.

Equity: Total equity at March 31, 2008 was $20.6 billion, compared with $20.4 billion at December 31, 2007, reflecting positive currency translation adjustments of $404 million and the SFAS 159 cumulative effect adjustment of $93 million that were partially offset by the Net loss for the period of $242 million.

RESULTS OF OPERATIONS

Table 2 shows a breakdown of Operating Income (Loss). For the three months ended March 31, 2008, the Operating Loss was $222 million compared to an Operating Income of $159 million for the same period last year, an income reduction of $381 million, substantially due to a decrease in net interest income.

The average interest-earning asset and interest-bearing liability portfolios, after swaps, and the respective financial returns and costs for the three months ended March 31, 2008 and 2007 and the year ended December 31, 2007 are shown in **Table 3.**

As discussed below under "Other Developments during the Quarter", the difficult market conditions resulting from the financial crisis that started in mid-2007, continued to affect the Bank's investment operations. The Bank had a net interest loss of $135 million during the first quarter compared to net interest income of $254 million for the same period last year, a decrease of $389 million, mainly due to a reduction in net investment income of approximately $405 million, resulting from net unrealized investment losses of $428 million on the Bank's trading investments portfolio.

Table 2: OPERATING INCOME (LOSS)
(Expressed in millions of United States dollars)

	Three months ended March 31, 2008	Three months ended March 31, 2007
Loan interest income	$ 601	$ 598
Investment income (loss)[1]	(238)	187
	363	785
Less:		
Borrowing expenses	498	531
Net interest income (loss)	(135)	254
Other loan income	7	6
Other expenses:		
(Credit) provision for loan and guarantee losses	(4)	3
Net non-interest expense	98	98
Total	94	101
Operating Income (Loss)	$ (222)	$ 159

[1] Includes realized and unrealized gains and losses.

Table 3: ASSET/LIABILITY PORTFOLIOS AND FINANCIAL RETURNS/COSTS
(Amounts expressed in millions of United States dollars)

	Three months ended March 31, 2008		Three months ended March 31, 2007		Year ended December 31, 2007	
	Average balance	Return/Cost %	Average balance	Return/Cost %	Average balance	Return/Cost %
Loans [1]	$ 48,095	5.12	$ 45,333	5.35	$ 45,569	5.28
Liquid investments	17,067	(4.88)	16,140	5.00	16,791	2.93
Total earning assets	65,162	2.50	61,473	5.26	62,360	4.65
Borrowings	45,488	4.47	42,997	4.98	43,349	4.92
Interest spread [2]		(1.97)		0.28		(0.27)
Net interest margin [3]		(0.83)		1.68		1.58

[1] Excludes loan fees.

[2] Negative interest spread due to a reduction in net investment income during the second semester of 2007 and the first quarter of 2008, as described below.

[3] Represents net interest income (loss) as a percent of average earning assets.

COMMITMENTS

GUARANTEES: The Bank makes partial guarantees with or without a sovereign counter-guarantee. During the three months ended March 31, 2008, there were no approved non-trade-related guarantees without sovereign counter-guarantee, compared to one guarantee for $100 million during the three months ended March 31, 2007. In addition, the Bank issued 16 guarantees for a total of $45 million under its non-sovereign-guaranteed Trade Finance Facilitation Program (2007 – 12 guarantees issued for a total of $22 million). No guarantees were approved with a sovereign counter-guarantee.

CONTRACTUAL OBLIGATIONS: The Bank's most significant contractual obligations relate to undisbursed loans and the repayment of borrowings. At March 31, 2008, undisbursed loans amounted to $17,700 million and the average maturity of the medium- and long-term borrowing portfolio, after swaps, was 5.2 years with contractual maturity dates through 2038.[5]

OTHER DEVELOPMENTS DURING THE QUARTER

Performance and Exposure of Liquid Investment Portfolio: The financial markets crisis that began in late July 2007 continued to deteriorate during the first quarter of 2008. The Bank invests in certain sectors of these markets, primarily through exposures in asset- and mortgage-backed investment securities, and has been adversely affected by this crisis. The adverse effect of the persistent turbulence in the financial markets, characterized by lack of liquidity, higher volatility and widening of credit spreads, continues to affect the level of difficulty and complexity in valuing these investment securities. The Bank continues to maximize the use of market inputs, including observable market yield curves, external pricing services, and independent dealer prices. In addition, valuations continue to be impacted by market factors, external to the Bank, such as default rates, rating agency actions, and the prices at which actual transactions occur. Moreover, the Bank's ability to mitigate its risk by selling or hedging its exposure continues to be limited by the market environment.

In response to the crisis and the contagion effect across market sectors, the Bank has been closely monitoring the asset quality of its investments portfolio, analyzing and assessing the fundamental value of its securities, with a particular focus on its structured credit products.

During the three months ended March 31, 2008, the Bank incurred $428 million of unrealized losses in its trading investments portfolio, virtually all of which are related to the $6.1 billion asset-backed and mortgage-backed securities portion of the portfolio, and most of which securities remained AAA rated as of March 31, 2008. The credit exposure for the whole investment portfolio amounted to $17.4 billion at March 31, 2008 ($16.1 billion at December 31, 2007). The quality of the portfolio continues to be high, as 90% of the issuers are rated AAA and AA, around 9% are rated A and around 1% of the portfolio carry the highest short-term ratings (virtually unchanged from December 31, 2007). Table 4 shows a breakdown of the trading investments portfolio at March 31, 2008 and December 31, 2007, by asset category.

5 The maturity structure of medium- and long-term borrowings outstanding at the end of 2007 is presented in Appendix I-5 to the December 31, 2007 financial statements.

Table 4: TRADING INVESTMENTS PORTFOLIO BY ASSET CATEGORY
(Expressed in million of United States dollars)

Asset Category	Carrying Value March 31, 2008	Carrying Value December 31, 2007
Obligations of the United States Government and its corporations and agencies	$ 506	$ 454
Obligations of other governments and agencies	516	127
Bank obligations	5,601	4,707
Corporate securities	412	411
Asset-backed and mortgage-backed securities	6,144	6,608
Total trading investments	$ 13,179	$ 12,307

Other Developments:
For information on other significant developments which occurred during the quarter ended on March 31, 2008, see the "Subsequent Developments" section of the Bank's Information Statement dated March 28, 2008.

CONDENSED QUARTERLY FINANCIAL STATEMENTS
(UNAUDITED)

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED BALANCE SHEET
(Expressed in millions of United States dollars)

	March 31, 2008 (Unaudited)		December 31, 2007	
ASSETS				
Cash and investments				
Cash	$ 203		$ 200	
Investments				
Trading	13,179		12,307	
Held-to-maturity	4,177	$ 17,559	3,858	$ 16,365
Loans outstanding	48,302		47,954	
Allowance for loan losses	(47)	48,255	(51)	47,903
Accrued interest and other charges		746		723
Receivable from members		410		412
Receivable from currency and interest rate swaps		3,810		3,026
Postretirement benefit assets		968		973
Other assets		376		505
Total assets		$ 72,124		$ 69,907
LIABILITIES AND EQUITY				
Liabilities				
Borrowings				
Short-term	$ 2,303		$ 2,204	
Medium- and long-term				
Measured at fair value	31,840		-	
Measured at amortized cost	13,885	$ 48,028	44,845	$ 47,049
Payable for currency and interest rate swaps		1,501		1,024
Payable for investment securities purchased		510		67
Amounts payable to maintain value of currency holdings		725		616
Accrued interest on borrowings		566		596
Other liabilities		187		202
Total liabilities		51,517		49,554
Equity				
Capital stock				
Subscribed 8,368,563 shares	100,953		100,953	
Less callable portion	(96,613)		(96,613)	
Paid-in capital stock	4,340		4,340	
Retained earnings	14,427		14,576	
Accumulated other comprehensive income	1,840	20,607	1,437	20,353
Total liabilities and equity		$ 72,124		$ 69,907

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF INCOME (LOSS) AND RETAINED EARNINGS

(Expressed in millions of United States dollars)

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited)	
Income (loss)		
Loans	$ 608	$ 604
Investments [1]	(238)	187
Other	4	5
Total income	374	796
Expenses		
Borrowing expenses, after swaps	498	531
(Credit) provision for loan and guarantee losses	(4)	3
Administrative expenses	94	98
Special programs	8	5
Total expenses	596	637
Income (loss) before Net unrealized losses on non-trading derivatives and borrowings measured at fair value	(222)	159
Net unrealized losses on non-trading derivatives and borrowings measured at fair value	(20)	(76)
Net income (loss)	(242)	83
Retained earnings, beginning of year	14,576	14,442
SFAS 159 cumulative effect adjustment	93	-
Retained earnings, end of period	$ 14,427	$ 14,525

[1] Includes net unrealized losses on trading portfolio instruments held at March 31, 2008 of $428 million (2007 - gains of $2 million)

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

(Expressed in millions of United States dollars)

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited)	
Net income (loss)	$ (242)	$ 83
Other comprehensive income		
Translation adjustments	404	43
Reclassification to income - cash flow hedges	(1)	1
Total other comprehensive income	403	44
Comprehensive income	$ 161	$ 127

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED STATEMENT OF CASH FLOWS
(Expressed in millions of United States dollars)

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited)	
Cash flows from lending and investing activities		
Lending:		
Loan disbursements (net of participations)	$ (985)	$ (617)
Loan collections (net of participations)	1,509	1,848
Net cash provided by lending activities	524	1,231
Gross purchases of held-to-maturity investments	(621)	(905)
Gross proceeds from maturities of held-to-maturity investments	624	463
Miscellaneous assets and liabilities	(44)	(39)
Net cash provided by lending and investing activities	483	750
Cash flows from financing activities		
Medium- and long-term borrowings:		
Proceeds from issuance	3,667	1,337
Repayments	(3,852)	(2,298)
Short-term borrowings, net	98	(139)
Collections of receivable from members	2	4
Net cash used in financing activities	(85)	(1,096)
Cash flows from operating activities		
Gross purchases of trading investments	(4,730)	(3,125)
Gross proceeds from sale or maturity of trading investments	4,154	3,225
Loan income collections	650	654
Interest and other costs of borrowings, after swaps	(548)	(582)
Income from investments	177	201
Other income	4	5
Administrative expenses	(77)	(96)
Special programs	(3)	(1)
Net cash (used in) provided by operating activities	(373)	281
Effect of exchange rate fluctuations on cash	(22)	4
Net increase (decrease) in cash	3	(61)
Cash, beginning of year	200	276
Cash, end of period	$ 203	$ 215

The accompanying notes are an integral part of these condensed quarterly financial statements.

ORDINARY CAPITAL
INTER-AMERICAN DEVELOPMENT BANK

CONDENSED NOTES TO FINANCIAL STATEMENTS

NOTE A – FINANCIAL INFORMATION

The primary activities of the Inter-American Development Bank (the Bank) are conducted through the Ordinary Capital, which is supplemented by the Fund for Special Operations, the Intermediate Financing Facility Account, and the IDB Grant Facility. Unless otherwise indicated, all financial information provided in these condensed quarterly financial statements refers to the Ordinary Capital. The condensed quarterly financial statements should be read in conjunction with the December 31, 2007 financial statements and notes therein. Management believes that the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of the Ordinary Capital's financial position and results of operations in accordance with accounting principles generally accepted in the United States of America. The results of operations for the first three months of the current year are not necessarily indicative of the results that may be expected for the full year.

NOTE B – NEW ACCOUNTING PRONOUNCEMENTS

In March 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 161 "Disclosures about Derivative Instruments and Hedging Activities", which amends and expands the disclosure requirements of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities", requiring qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. This pronouncement is effective for the Bank beginning in 2009. The provisions of this standard will not have an impact on the Ordinary Capital's financial position and results of operations.

Effective January 1, 2008, the Bank adopted SFAS 157 "Fair Value Measurements" and SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities". SFAS 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP) and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. The impact of the adoption of SFAS 159 was an increase in retained earnings as of January 1, 2008 of $93 million, reflecting the difference between the carrying value and the fair value amount of certain borrowings for which the fair value option was elected ($256 million), and the write-off of related deferred issue costs ($163 million). Subsequent changes in fair value of these borrowings are recognized in Net unrealized gains and losses on non-trading derivatives and borrowings measured at fair value in the Condensed Statement of Income (Loss) and Retained Earnings when they occur. For additional information on the fair value of certain financial assets and liabilities, see Note D – Fair Value measurements and Note E – Fair Value Option to the Condensed Quarterly Financial Statements.

NOTE C – LOANS AND GUARANTEES

Loan Charges: The Bank's standard loan charges consist of a lending spread of 0.30% per annum on the outstanding amount, a credit commission of 0.25% per annum on the undisbursed convertible currency portion of the loan, and no supervision and inspection fee. According to the Capital Adequacy Policy, standard loan charges are applied when the TELR is increasing between 32% and 38% and as long as Operating Income is positive. These charges currently apply to Single Currency Facility loans and most Currency Pooling System and U.S. Dollar Window loans, comprising approximately 95% of the loan portfolio, and are subject to semiannual review and approval by the Board of Executive Directors.

The level of loan charges for the first semester of 2008 is currently under consideration by the Bank. Loan income for the first quarter of 2008 has been calculated using the loan charges approved for the second semester of 2007 (i.e., 0.15% lending spread, 0.10% credit commissions and no supervision and inspection fee) pending a final decision on the loan charges for the first semester of 2008.

Nonaccrual and impaired loans and allowance for loan losses: At March 31, 2008, the Bank had one non-sovereign-guaranteed loan classified as impaired.

The following table provides financial information related to impaired loans as of March 31, 2008 and December 31, 2007 (in millions):

	2008 (Unaudited)	2007
Recorded investment at end of period	$ 2	$ 2
Average recorded investment during period	2	24

In addition, a summary of financial information related to impaired loans affecting the results of operations for the three months ended March 31, 2008 and 2007 is as follows (in millions):

	Three months ended March 31, 2008 (Unaudited)	2007
Loan income recognized	$ -	$ 2
Loan income that would have been recognized on an accrual basis during the period	-	1

The changes in the allowance for loan and guarantee losses for the three months ended March 31, 2008 and the year ended December 31, 2007 were as follows (in millions):

	2008 (Unaudited)	2007
Balance, beginning of year	$ 70	$ 104
Credit for loan and guarantee losses	(4)	(13)
Non-sovereign-guaranteed loan write-offs	-	(21)
Balance, end of period	$ 66	$ 70
Composed of:		
Allowance for loan losses	$ 47	$ 51
Allowance for guarantee losses[1]	19	19
Total	$ 66	$ 70

[1] The allowance for guarantee losses is included in Other liabilities in the Condensed Balance Sheet.

Guarantees: As of March 31, 2008, the Bank had approved, net of cancellations and maturities, non-trade related guarantees without sovereign counter-guarantees of $1,389 million ($1,389 million as of December 31, 2007), and a guarantee with sovereign counter-guarantee of $60 million ($60 million as of December 31, 2007).

Under its non-sovereign-guaranteed Trade Finance Facilitation Program (TFFP), the Bank provides partial credit guarantees on short-term trade related transactions. This Program authorizes up to $40 million in credit support per approved trade-finance bank, and an aggregate of no more than $400 million outstanding at any time. During the three months ended March 31, 2008, the Bank issued 16 guarantees for a total of $45 million under this program (2007 – 12 guarantees for a total of $22 million).

At March 31, 2008, guarantees of $698 million ($689 million as of December 31, 2007), including $104 million issued under the TFFP ($99 million as of December 31, 2007), were outstanding and subject to call. This amount represents the maximum potential undiscounted future payments that the Bank could be required to make under these guarantees. An amount of $57 million ($58 million as of December 31, 2007) of guarantees outstanding has been re-insured to reduce the Bank's exposure. Outstanding guarantees have remaining maturities ranging from 3 to 18 years, except for trade related guarantees that have maturities of up to three years. As of March 31, 2008, no guarantees provided by the Bank have ever been called.

NOTE D – FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Bank adopted SFAS 157, which provides a framework for measuring fair value under GAAP. SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are as follows:

- Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
- Level 2 - Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;
- Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The Bank's investment instruments valued based on quoted market prices in active markets include obligations of the United States and Japanese governments. Such instruments are classified within Level 1 of the fair value hierarchy. As required by

SFAS 157, the Bank does not adjust the quoted price for such instruments.

Substantially all other Bank investment instruments are valued based on quoted prices in markets that are not active, solicited broker/dealer prices, or prices derived from alternative pricing models, utilizing discounted cash flows. These methodologies apply to investments including government agencies, corporate bonds, asset-backed and mortgage-backed securities, bank obligations, and related financial derivative instruments (primarily currency and interest rate swaps). In addition, substantially all the Bank's medium and long-term borrowings elected under the fair value option allowed by SFAS 159 and lending and borrowing currency and interest rate swaps are valued based on discounted cash flows or pricing models employing valuation inputs such as market yield curves, exchange rates, and other inputs that are observable during the full term of these instruments. These instruments are classified within Level 2 of the fair value hierarchy.

Level 3 investment, borrowing and related swap instruments are valued using Management's best estimates utilizing available information including (i) actual portfolio prices provided by investment broker/dealers or investment advisors in the case of two investment instruments and (ii) market yield curves of other instruments, used as a proxy for the instruments' yield curves, for borrowings and related swaps.

The following tables set forth the Bank's financial assets and liabilities that were accounted for at fair value as of March 31, 2008 by level within the fair value hierarchy (in millions). As required by SFAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Financial assets:

Assets	Fair Value Measurements March 31, 2008[1]	Level 1	Level 2	Level 3
Investments - Trading	$ 13,233	$ 103	$ 13,068	$ 62
Receivable from currency and interest rate swaps	3,889	-	3,769	120
Total	$ 17,122	$ 103	$ 16,837	$ 182

[1] Represents the fair value of the referred assets, including their accrued interest presented in the Balance Sheet under Accrued interest and other charges of $54 million for trading investments and $79 million for currency and interest rate swaps.

Financial liabilities:

Liabilities	Fair Value Measurements March 31, 2008[1]	Level 1	Level 2	Level 3
Borrowings measured at fair value	$ 32,220	$ -	$ 31,644	$ 576
Payable for currency and interest rate swaps	1,501	-	1,489	12
Total	$ 33,721	$ -	$ 33,133	$ 588

[1] Represents the fair value of the referred liabilites, including their accrued interest presented in the Balance Sheet under Accrued interest on borrowings of $380 million for borrowings and under Accrued interest and other charges of $0.3 million for currency and interest rate swaps.

The tables below show a reconciliation of the beginning and ending balances of all financial assets and financial liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three months ended March 31, 2008 (in millions). In addition, the tables show the total gains and losses included in Net income (loss) as well as the amount of these gains and losses attributable to the change in unrealized gains and losses relating to assets and liabilities still held as of March 31, 2008 and a description of where these gains or losses are reported in the Condensed Statement of Income (Loss) and Retained Earnings.

Financial assets:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Investment - Trading	Receivable from Currency and Interest Rate Swaps	Total
Beginning balance - January 1, 2008	$ 68	$ 89	$ 157
Total gains (losses) included in:			
Net income (loss)	(6)	27	21
Other comprehensive income	-	5	5
Settlements	-	(1)	(1)
Ending balance - March 31, 2008	$ 62	$ 120	$ 182
Total gains (losses) for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to assets still held at March 31, 2008	$ (6)	$ 20	$ 14

Gains(losses) are included in the Condensed Statement of Income (Loss) and Retained Earnings as follows (in millions).

	Income from Investments	Borrowing Expenses, after Swaps	Net Unrealized Losses on Non-trading Derivatives and Borrowings Measured at	Total
Total gains (losses) included in Net income (loss) for the period	$ (6)	$ 7	$ 20	$ 21
Change in unrealized gains (losses) related to assets still held at March 31, 2008	$ (6)	$ -	$ 20	$ 14

Financial Liabilities:

	Fair Value Measurements Using Significant Unobservable Inputs (Level 3)		
	Borrowings Measured at Fair Value	Payable for Currency and Interest Rate Swaps	Total
Beginning balance - January 1, 2008	$ 533	$ 39	$ 572
Total (gains) losses included in:			
Net income (loss)	38	(22)	16
Other comprehensive income	11	-	11
Settlements	(6)	(5)	(11)
Ending balance - March 31, 2008	$ 576	$ 12	$ 588
Total (gains) losses for the period included in Net income (loss) attributable to the change in unrealized gains or losses related to liabilities still held at March 31, 2008	$ 28	$ (24)	$ 4

(Gains) losses are included in the Condensed Statement of Income (Loss) and Retained Earnings as follows (in millions):

	Borrowing Expenses, after Swaps	Net Unrealized Losses on Non-trading Derivatives and Borrowings Measured at Fair Value	Total
Total (gains) losses included in Net income (loss) for the period	$ 13	$ 3	$ 16
Change in unrealized (gains) losses related to liabilites still held at March 31, 2008	$ -	$ 4	$ 4

NOTE E – FAIR VALUE OPTION

Up to December 31, 2007, and since the discontinuation of hedge accounting on January 1, 2004, the Bank accounted for all its borrowings at amortized cost and, as required by SFAS 133, marked to market all derivative instruments, including borrowing swaps, with changes in fair value recognized in income. This accounting treatment resulted in income volatility being reported, which was not representative of the underlying economics of the transactions as the Bank generally holds its borrowings and swaps to maturity. Effective January 1, 2008, Management approved the election of the fair value option provided by SFAS 159 for certain medium- and long-term debt (i.e., borrowings funding floating rate assets) with the primary purpose of reducing the income volatility resulting from the previous accounting asymmetry, as SFAS 159 requires that changes in the fair value of elected borrowings also be recorded in income. The Bank did not elect the fair value option for other borrowings within the same balance sheet category because they do not contribute to a mitigation of, or do not produce, income volatility.

The changes in fair value for borrowings elected under the fair value option provided by SFAS 159 have been recorded in the Condensed Statement of Income

(Loss) and Retained Earnings for the three months ended March 31, 2008, as follows (in millions):

Borrowing Expenses, after Swaps	Net Unrealized Losses on Non-trading Derivatives and Borrowing Measured at Fair Value	Total Changes in Fair Value Included in Net Income (Loss)
$ (385)	$ (329)	$ (714)

The difference of the fair value amount and the remaining aggregate contractual principal amount outstanding of borrowings measured at fair value as of March 31, 2008, was as follows (in millions):

Remaining Aggregate Contractual Principal Amount Outstanding	Fair Value	Fair Value Over Remaining Aggregate Contractual Principal Amount Outstanding
$ 31,606	$ 32,220	$ 614

NOTE F – NET UNREALIZED LOSSES ON NON-TRADING DERIVATIVES AND BORROWINGS MEASURED AT FAIR VALUE

Net unrealized losses on non-trading derivatives and borrowings measured at fair value (before 2008, Effects of SFAS 133 and currency transaction adjustments) on the Condensed Statement of Income (Loss) and Retained Earnings for the three months ended March 31, 2008 and 2007 comprise the following (in millions):

	Three months ended March 31, 2008	Three months ended March 31, 2007
	(Unaudited)	
Increase (decrease) in fair value of derivative instruments due to movements in:		
Exchange rates	$ (386)	$ 126
Interest rates	665	(77)
Total change in fair value of derivatives	279	49
(Increase) decrease in fair value of SFAS 159 elected borrowings due to movements in:		
Exchange rates	363	-
Interest rates	(692)	-
Total change in fair value of borrowings	(329)	-
Currency transaction gains (losses) on borrowings at amortized cost	21	(139)
Amortization of borrowing and loan basis adjustments	8	15
Reclassification to income - cash flow hedges	1	(1)
Total	$ (20)	$ (76)

The Bank's borrowings in non-functional currencies are fully swapped to functional currencies, thus protecting the Bank against fluctuations in exchange rates. As shown in the above table, the fair value election for certain borrowings under SFAS 159 substantially reduced the income volatility previously generated by carrying at fair value only the derivatives, as required by SFAS 133.

NOTE G – PENSION AND POSTRETIREMENT BENEFIT PLANS

The Bank has two defined benefit retirement plans (Plans), the Staff Retirement Plan (SRP) for the pension benefit of its international employees and the Local Retirement Plan (LRP) for the pension benefit of local employees in the country offices. The Bank also provides certain health care and other benefits to retirees under the Postretirement Benefits Plan (PRBP).

Contributions: All contributions are made in cash. Contributions from the Bank to the Plans and the PRBP during the first three months of 2008 were $10 million (2007 – $13 million). As of March 31, 2008, the estimate of contributions expected to be paid to the Plans during 2008 was $23 million, the same amount disclosed in the December 31, 2007 financial statements. Estimated contributions expected to be paid to the PRBP also remained unchanged at $17 million. Contributions for 2007 were $34 million and $16 million, respectively.

Periodic benefit cost: Net periodic benefit costs are allocated between the Ordinary Capital and the FSO in accordance with an allocation formula approved by the Board of Executive Directors for administrative expenses and are included under Administrative expenses in the Condensed Statement of Income (Loss) and Retained Earnings.

The following table summarizes the benefit costs associated with the Plans and the PRBP for the three months ended March 31, 2008 and 2007 (in millions):

	Pension Benefits	
	2008	2007
	(Unaudited)	
Service cost	$ 14	$ 14
Interest cost	35	33
Expected return on plan assets	(42)	(38)
Net periodic benefit cost	$ 7	$ 9
Of which:		
ORC's share	$ 6	$ 8
FSO's share	$ 1	$ 1

	Postretirement Benefits	
	2008	2007
	(Unaudited)	
Service cost	$ 8	$ 8
Interest cost	16	14
Expected return on plan assets	(17)	(15)
Net periodic benefit cost	$ 7	$ 7
Of which:		
ORC's share	$ 6	$ 6
FSO's share	$ 1	$ 1

NOTE H – SEGMENT REPORTING

Management has determined that the Bank has only one reportable segment since the Bank does not manage its operations by allocating resources based on a determination of the contributions to net income of individual operations. The Bank does not differentiate between the natures of the products or services provided, the preparation process, or the method for providing the services among individual countries. For the three months ended March 31, 2008 and 2007, loans made to or guaranteed by two countries individually generated in excess of 10 percent of loan income, as follows (in millions):

	Three months ended March 31,	
	2008	2007
Brazil	$ 152	$ 144
Argentina	108	118

END